UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Sorrento Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83587F202

(CUSIP Number)

YU Fan

c/o ABG Management Ltd.

Unit 3002-3004, 30th Floor

Gloucester Tower, The Landmark

15 Queen’s Road Central

Hong Kong

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 10, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83587F202

1	Names of Reporting Persons ABG II-SO Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 1,397,853 shares of Common Stock *
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 1,397,853 shares of Common Stock *
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,397,853 shares of Common Stock *
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 1.8%**
14	Type of Reporting Person (See Instructions) CO

*                 Includes 1,397,853 shares of Common Stock held by ABG II-SO Limited.

**          Based on 76,507,795 shares of Common Stock outstanding as of June 23, 2017, as reported in Sorrento Therapeutics, Inc.’s Definitive Proxy Statement on Schedule 14-A, as filed with the Securities and Exchange Commission on June 26, 2017, and assumes the exercise of the warrants to purchase 432,432 shares of Common Stock held by Ally Bridge LB Healthcare Master Fund Limited and the warrants to purchase 972,972 shares of Common Stock held by ABG SRNE Limited, all of which are exercisable within 60 days of this Schedule 13D (collectively, the “warrants”).

CUSIP No. 83587F202

1	Names of Reporting Persons Ally Bridge Group Capital Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 1,397,853 shares of Common Stock *
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 1,397,853 shares of Common Stock *
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,397,853 shares of Common Stock *
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 1.8%**
14	Type of Reporting Person (See Instructions) PN

*                 Includes 1,397,853 shares of Common Stock held by ABG II-SO Limited. Ally Bridge Group Capital Partners II, L.P. holds the sole voting share of ABG II-SO Limited.

**          Based on 76,507,795 shares of Common Stock outstanding as of June 23, 2017, as reported in Sorrento Therapeutics, Inc.’s Definitive Proxy Statement on Schedule 14-A, as filed with the Securities and Exchange Commission on June 26, 2017, and assumes the exercise of the warrants.

CUSIP No. 83587F202

1	Names of Reporting Persons Ally Bridge LB Healthcare Master Fund Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 2,423,873 shares of Common Stock *
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 2,423,873 shares of Common Stock *
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,423,873 shares of Common Stock *
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 3.1%**
14	Type of Reporting Person (See Instructions) CO

*                 Includes 1,991,441 shares of Common Stock and warrants to purchase 432,432 shares of Common Stock held by Ally Bridge LB Healthcare Master Fund Limited.

**          Based on 76,507,795 shares of Common Stock outstanding as of June 23, 2017, as reported in Sorrento Therapeutics, Inc.’s Definitive Proxy Statement on Schedule 14-A, as filed with the Securities and Exchange Commission on June 26, 2017, and assumes the exercise of the warrants.

CUSIP No. 83587F202

1	Names of Reporting Persons Ally Bridge LB Management Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 2,423,873 shares of Common Stock *
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 2,423,873 shares of Common Stock *
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,423,873 shares of Common Stock *
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 3.1%**
14	Type of Reporting Person (See Instructions) CO

*                 Includes 1,991,441 shares of Common Stock and warrants to purchase 432,432 shares of Common Stock held by Ally Bridge LB Healthcare Master Fund Limited. Ally Bridge LB Management Limited is the manager of Ally Bridge LB Healthcare Master Fund Limited.

**          Based on 76,507,795 shares of Common Stock outstanding as of June 23, 2017, as reported in Sorrento Therapeutics, Inc.’s Definitive Proxy Statement on Schedule 14-A, as filed with the Securities and Exchange Commission on June 26, 2017, and assumes the exercise of the warrants.

CUSIP No. 83587F202

1	Names of Reporting Persons LI Bin
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 2,423,873 shares of Common Stock *
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 2,423,873 shares of Common Stock *
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,423,873 shares of Common Stock *
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 3.1%**
14	Type of Reporting Person (See Instructions) IN

*                 Includes 1,991,441 shares of Common Stock and warrants to purchase 432,432 shares of Common Stock held by Ally Bridge LB Healthcare Master Fund Limited. Ally Bridge LB Management Limited is the manager of Ally Bridge LB Healthcare Master Fund Limited. Mr. LI Bin is a shareholder and director of Ally Bridge LB Management Limited. Mr. LI Bin may be deemed to have voting control and investment discretion over the securities held by Ally Bridge LB Healthcare Master Fund Limited.

**          Based on 76,507,795 shares of Common Stock outstanding as of June 23, 2017, as reported in Sorrento Therapeutics, Inc.’s Definitive Proxy Statement on Schedule 14-A, as filed with the Securities and Exchange Commission on June 26, 2017, and assumes the exercise of the warrants.

CUSIP No. 83587F202

1	Names of Reporting Persons ABG SRNE Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 4,216,214 shares of Common Stock *
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 4,216,214 shares of Common Stock *
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,216,214 shares of Common Stock *
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 5.4%**
14	Type of Reporting Person (See Instructions) CO

*                 Includes 3,243,242 shares of Common Stock and warrants to purchase 972,972 shares of Common Stock held by ABG SRNE Limited.

**          Based on 76,507,795 shares of Common Stock outstanding as of June 23, 2017, as reported in Sorrento Therapeutics, Inc.’s Definitive Proxy Statement on Schedule 14-A, as filed with the Securities and Exchange Commission on June 26, 2017, and assumes the exercise of the warrants.

CUSIP No. 83587F202

1	Names of Reporting Persons ABG Innovation-SO Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 1,500,000 shares of Common Stock *
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 1,500,000 shares of Common Stock *
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000 shares of Common Stock *
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 1.9%**
14	Type of Reporting Person (See Instructions) CO

*                 Includes 1,500,000 shares of Common Stock held by ABG Innovation-SO Limited.

**          Based on 76,507,795 shares of Common Stock outstanding as of June 23, 2017, as reported in Sorrento Therapeutics, Inc.’s Definitive Proxy Statement on Schedule 14-A, as filed with the Securities and Exchange Commission on June 26, 2017, and assumes the exercise of the warrants.

CUSIP No. 83587F202

1	Names of Reporting Persons Ally Bridge Group Innovation Capital Partners III, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 5,716,214 shares of Common Stock *
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 5,716,214 shares of Common Stock *
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,716,214 shares of Common Stock *
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 7.3%**
14	Type of Reporting Person (See Instructions) PN

*                 Includes 3,243,242 shares of Common Stock and warrants to purchase 972,972 shares of Common Stock held by ABG SRNE Limited, and 1,500,000 shares of Common Stock held by ABG Innovation-SO Limited. Ally Bridge Group Innovation Capital Partners III, L.P. is the owner of the sole voting shares of ABG SRNE Limited and ABG Innovation-SO Limited.

**          Based on 76,507,795 shares of Common Stock outstanding as of June 23, 2017, as reported in Sorrento Therapeutics, Inc.’s Definitive Proxy Statement on Schedule 14-A, as filed with the Securities and Exchange Commission on June 26, 2017, and assumes the exercise of the warrants.

CUSIP No. 83587F202

1	Names of Reporting Persons ABG Management Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 7,114,067 shares of Common Stock *
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 7,114,067 shares of Common Stock *
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,114,067 shares of Common Stock *
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 9.1%**
14	Type of Reporting Person (See Instructions) CO

*                 Includes 3,243,242 shares of Common Stock and warrants to purchase 972,972 shares of Common Stock held by ABG SRNE Limited, 1,500,000 shares of Common Stock held by ABG Innovation-SO Limited, and 1,397,853 shares of Common Stock held by ABG II-SO Limited. Ally Bridge Group Innovation Capital Partners III, L.P. is the owner of the sole voting shares of ABG SRNE Limited and ABG Innovation-SO Limited. Ally Bridge Group Capital Partners II, L.P. holds the sole voting share of ABG II-SO Limited. ABG Management Ltd. is the manager of Ally Bridge Group Innovation Capital Partners III, L.P. and Ally Bridge Group Capital Partners II, L.P.

**          Based on 76,507,795 shares of Common Stock outstanding as of June 23, 2017, as reported in Sorrento Therapeutics, Inc.’s Definitive Proxy Statement on Schedule 14-A, as filed with the Securities and Exchange Commission on June 26, 2017, and assumes the exercise of the warrants.

CUSIP No. 83587F202

1	Names of Reporting Persons YU Fan
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 9,537,940 shares of Common Stock *
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 9,537,940 shares of Common Stock *
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,537,940 shares of Common Stock *
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 12.2%**
14	Type of Reporting Person (See Instructions) IN

*                 Includes 3,243,242 shares of Common Stock and warrants to purchase 972,972 shares of Common Stock held by ABG SRNE Limited, 1,500,000 shares of Common Stock held by ABG Innovation-SO Limited, 1,397,853 shares of Common Stock held by ABG II-SO Limited, and 1,991,441 shares of Common Stock and warrants to purchase 432,432 shares of Common Stock held by Ally Bridge LB Healthcare Master Fund Limited. Ally Bridge Group Innovation Capital Partners III, L.P. is the owner of the sole voting shares of ABG SRNE Limited and ABG Innovation-SO Limited. Ally Bridge Group Capital Partners II, L.P. holds the sole voting share of ABG II-SO Limited. ABG Management Ltd. is the manager of Ally Bridge Group Innovation Capital Partners III, L.P. and Ally Bridge Group Capital Partners II, L.P. Ally Bridge LB Management Limited is the manager of Ally Bridge LB Healthcare Master Fund Limited. Mr. YU Fan is the sole shareholder and director of ABG Management Ltd. and a shareholder and director of Ally Bridge LB Management Limited. Mr. YU Fan may be deemed to have voting control and investment discretion over the securities held by ABG SRNE Limited, ABG Innovation-SO Limited, ABG II-SO Limited and Ally Bridge LB Healthcare Master Fund Limited.

**          Based on 76,507,795 shares of Common Stock outstanding as of June 23, 2017, as reported in Sorrento Therapeutics, Inc.’s Definitive Proxy Statement on Schedule 14-A, as filed with the Securities and Exchange Commission on June 26, 2017, and assumes the exercise of the warrants.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the Common Stock, par value $0.0001 per share, of Sorrento Therapeutics, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 9380 Judicial Drive, San Diego, CA 92121.

Item 2. Identity and Background.

(a), (f)              This Schedule 13D is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1, by the following persons (collectively, the “Reporting Persons”):

Name	Jurisdiction of Organization/Citizenship
ABG II-SO Limited	British Virgin Islands
Ally Bridge Group Capital Partners II, L.P.	Cayman Islands
Ally Bridge LB Healthcare Master Fund Limited	Cayman Islands
Ally Bridge LB Management Limited	Cayman Islands
LI Bin	United States of America
ABG SRNE Limited	British Virgin Islands
ABG Innovation-SO Limited	British Virgin Islands
Ally Bridge Group Innovation Capital Partners III, L.P.	Cayman Islands
ABG Management Ltd.	Cayman Islands
YU Fan	Hong Kong

Certain information regarding the directors and executive officers of ABG II-SO Limited, Ally Bridge LB Healthcare Master Fund Limited, Ally Bridge LB Management Limited, ABG SRNE Limited, ABG Innovation-SO Limited and ABG Management Ltd. is set forth on Schedule I hereto.

(b)                                 The principal business address of each of the Reporting Persons is c/o ABG Management Ltd., Unit 3002-3004, 30th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

(c)                                  The principal business of ABG II-SO Limited, Ally Bridge Group Capital Partners II, L.P., Ally Bridge LB Healthcare Master Fund Limited, Ally Bridge LB Management Limited, ABG SRNE Limited, ABG Innovation-SO Limited, Ally Bridge Group Innovation Capital Partners III, L.P. and ABG Management Ltd. is the acquiring, holding, managing, supervising and disposing of investments in various businesses. Mr. YU Fan’s principal occupation is serving as director of ABG Management Ltd. and Ally Bridge LB Management Limited. Mr. LI Bin’s principal occupation is serving as director of Ally Bridge LB Management Limited.

(d)                                 None of the Reporting Persons or any person named in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  None of the Reporting Persons or any person named in Schedule I has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, which is filed with this Schedule 13D as Exhibit 99.1 and incorporated into this Item 2 by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person and such beneficial ownership is expressly disclaimed.

Item 3. Source and Amount of Funds or Other Consideration.

The consideration for the purchase of the securities reported herein by the Reporting Person was derived from available capital of the Reporting Persons.

Item 4. Purpose of Transaction.

The Reporting Persons intend to engage in discussions with the Issuer and Issuer’s management and board of directors, other stockholders of the Issuer and other persons that may relate to governance and board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and the future of the Issuer. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer and Issuer’s management and the board of directors, other stockholders of the Issuer and other persons.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Item 2 is incorporated by reference in its entirety into this Item 5.

(a), (b)            Based upon the Issuer’s Definitive Proxy Statement on Schedule 14-A, as filed with the Securities and Exchange Commission on June 26, 2017, there were 76,507,795 shares of Common Stock issued and outstanding as of June 23, 2017.

Based on the foregoing, as of July 10, 2017, the 9,537,940 shares of Common Stock (which includes warrants to purchase 1,405,404 shares of Common Stock, all of which are exercisable within 60 days of this Schedule 13D) collectively beneficially owned by the Reporting Persons represent approximately 12.2% of the shares of Common Stock issued and outstanding.

(c)                                  Not applicable.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Securities Purchase Agreement, dated as of April 3, 2016, by and among the Issuer, ABG SRNE Limited and Ally Bridge LB Healthcare Master Fund Limited (the “Securities Purchase Agreement”), which is incorporated by reference into this Schedule 13D as Exhibit 99.2 and incorporated by reference into this Item 6, on June 29, 2016 the Issuer filed a shelf registration statement on Form S-3 covering the resale of the shares of Common Stock held by ABG SRNE Limited and Ally Bridge LB Healthcare Master Fund Limited. The effectiveness date of such shelf registration statement was August 10, 2016 (the “Effectiveness Date”). The Issuer will be required to maintain the effectiveness of such registration statement until the date (the “Resale Registration Expiration Date”) that is the earlier of (i) 5 years following the Effectiveness Date or (ii) the date on which ABG SRNE Limited and Ally Bridge LB Healthcare Master Fund Limited no longer hold any shares of Common Stock.

Following the Resale Registration Expiration Date, ABG SRNE Limited and Ally Bridge LB Healthcare Master Fund Limited will have customary rights to participate in underwritten offerings of shares of Common Stock conducted by the Issuer, subject to customary offering size limitations and related allocation provisions and other limitations.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement.

Exhibit 99.2	Securities Purchase Agreement (incorporated by reference to Exhibit 4.5 to the Issuer’s Registration Statement on Form S-3 filed with the SEC on June 29, 2016).

[Signatures Follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 10, 2017.

ABG II-SO Limited

	By:	/s/ YEH Shan Ju
Name: YEH Shan Ju
Title: Director

Ally Bridge Group Capital Partners II, L.P.
acting by its manager ABG Management Ltd.

	By:	/s/ YU Fan
Name: YU Fan
Title: Director

Ally Bridge LB Healthcare Master Fund Limited

	By:	/s/ LI Bin
Name: LI Bin
Title: Director

Ally Bridge LB Management Limited

	By:	/s/ YU Fan
Name: YU Fan
Title: Director

LI Bin

/s/ LI Bin

ABG SRNE Limited

By:	/s/ YEH Shan Ju
Name: YEH Shan Ju
Title: Director

ABG Innovation-SO Limited

By:	/s/ LAW Thin Ken
Name: LAW Thin Ken
Title: Director

Ally Bridge Group Innovation Capital Partners III, L.P.
acting by its manager ABG Management Ltd.

By:	/s/ YU Fan
Name: YU Fan
Title: Director

ABG Management Ltd.

By:	/s/ YU Fan
Name: YU Fan
Title: Director

YU Fan

/s/ YU Fan

SCHEDULE I

Certain information regarding the directors and executive officers of ABG II-SO Limited, Ally Bridge LB Healthcare Master Fund Limited, Ally Bridge LB Management Limited, ABG SRNE Limited, ABG Innovation-SO Limited and ABG Management Ltd. is set forth below:

Name	Title	Principal Occupation	Citizenship	Principal Business Address
ABG II-SO Limited
YEH Shan Ju	Director	Director of ABG II-SO Limited and ABG SRNE Limited	Taiwan	Unit 3002-3004, 30th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong
Ally Bridge LB Healthcare Master Fund Limited
LI Bin	Director	Director of Ally Bridge LB Healthcare Master Fund Limited and Ally Bridge LB Management Limited	United States of America	Unit 3002-3004, 30th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong
YU Fan	Director	Director of Ally Bridge LB Healthcare Master Fund Limited, Ally Bridge LB Management Limited and ABG Management Ltd.	Hong Kong	Unit 3002-3004, 30th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong
SUN Yongchen	Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of Ally Bridge LB Healthcare Master Fund Limited and Ally Bridge LB Management Limited	United States of America	Unit 3002-3004, 30th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong
XIAO Jian	Independent Director	Independent Director of Ally Bridge LB Healthcare Master Fund Limited	United States of America	Unit 3002-3004, 30th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong
DAY, Christopher	Independent Director	Independent Director of Ally Bridge LB Healthcare Master Fund Limited	United Kingdom	107-111 Fleet Street, London, EC4A 2AB, United Kingdom
MA Guonan	Independent Director	Independent Director of Ally Bridge LB Healthcare Master Fund Limited	Australia	The Ridge, Unit 105, 24 Kendall Inlet, Cabarita, NSW 2137, Australia
Ally Bridge LB Management Limited
YU Fan	Director	Director of Ally Bridge LB Healthcare Master Fund Limited, Ally Bridge LB Management Limited and ABG Management Ltd.	Hong Kong	Unit 3002-3004, 30th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong

LI Bin	Director	Director of Ally Bridge LB Healthcare Master Fund Limited and Ally Bridge LB Management Limited	United States of America	Unit 3002-3004, 30th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong
SUN Yongchen	Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of Ally Bridge LB Healthcare Master Fund Limited and Ally Bridge LB Management Limited	United States of America	Unit 3002-3004, 30th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong
ABG SRNE Limited
YEH Shan Ju	Director	Director of ABG II-SO Limited and ABG SRNE Limited	Taiwan	Unit 3002-3004, 30th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong
ABG Innovation-SO Limited
LAW Thin Ken	Director	Director of ABG Innovation-SO Limited and Chief Financial Officer and Chief Operating Officer of ABG Management Ltd.	Malaysia	Unit 3002-3004, 30th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong
ABG Management Ltd.
YU Fan	Director	Director of Ally Bridge LB Healthcare Master Fund Limited, Ally Bridge LB Management Limited and ABG Management Ltd.	Hong Kong	Unit 3002-3004, 30th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong
LAW Thin Ken	Chief Financial Officer and Chief Operating Officer	Director of ABG Innovation-SO Limited and Chief Financial Officer and Chief Operating Officer of ABG Management Ltd.	Malaysia	Unit 3002-3004, 30th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement.

Exhibit 99.2	Securities Purchase Agreement (incorporated by reference to Exhibit 4.5 to the Issuer’s Registration Statement on Form S-3 filed with the SEC on June 29, 2016).